SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Mattress Firm Holding Corp.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

57722W 106

(CUSIP Number)

Adam Suttin

J.W. Childs Associates, L.P.

500 Totten Pond Road, 6th Floor

Waltham, MA 02451

(617) 753-1100

Copies to:

Steven M. Peck

Proskauer Rose LLP

One International Place

Boston, MA 02110

(617) 526-9600

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 14, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. John W. Childs
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Associates, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. J.W. Childs Advisors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. Winter Street Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Fund III Co-Invest, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 57722W 106

1.	Names of Reporting Persons. JWC Mattress Holdings, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☑
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

Explanatory Note

This Amendment No. 6 amends and supplements the Schedule 13D filed on April 18, 2014, as amended on December 19, 2014, January 15, 2015, April 14, 2015, February 9, 2016 and August 8, 2016 (as amended, this “Schedule 13D”).

Item 2.	Identity and Background

Item 2 of this Schedule 13D is amended and supplemented by the addition of the following:

Mr. Childs’s business address and the address of the principal office of each Reporting Person (other than Mr. Childs) is 500 Totten Pond Road, 6th Floor, Waltham, MA 02451.

Item 4.	Purpose of Transaction

Item 4 of this Schedule 13D is amended and supplemented by the addition of the following:

Pursuant to the Tender and Support Agreement entered into by each of them, Mattress Holdings, WSOF, Co-Invest III and the Trust has tendered 12,713,589 shares, 540,653 shares, 18,787 shares and 326,251 shares, respectively, in the Offer (collectively, the “Tendered Shares”). On September 14, 2016, Purchaser accepted the Tendered Shares. On September 16, 2016, the parties to the Merger Agreement consummated the transactions contemplated by such agreement, including the Merger, and each J.W. Childs Support Stockholder received $64.00 per share, in cash, for its Tendered Shares.

Item 5.	Interest in Securities of the Issuer

Item 5 of this Schedule 13D is amended and restated as follows:

(a)-(b) The information required by these paragraphs with respect to each Reporting Person is set forth in Rows 7 through 13 of the cover page to this Schedule 13D and is incorporated herein by reference. The ownership percentage reported in Row 13 is based on 37,214,651 shares of Common Stock outstanding as of June 10, 2016, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2016 filed on June 13, 2016.

(c) The disclosure contained in Item 4 of this Amendment No. 6 is incorporated herein by reference.

(d) Not applicable

(e) On September 14, 2016, each Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ John W. Childs

JOHN W. CHILDS

J.W. CHILDS ASSOCIATES, INC.

By:	/s/ Todd A. Fitzpatrick

Name: Todd A. Fitzpatrick
Title: Secretary

J.W. CHILDS ASSOCIATES, L.P.

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick

Name: Todd A. Fitzpatrick
Title: Secretary

J.W. CHILDS ADVISORS III, L.P.

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick

Name: Todd A. Fitzpatrick
Title: Secretary

WINTER STREET OPPORTUNITIES FUND, L.P.

By:	J.W. Childs Advisors III, L.P., its general partner

By:	J.W. Childs Associates, L.P., its general partner

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick

Name: Todd A. Fitzpatrick
Title: Secretary

JWC FUND III CO-INVEST, LLC

By:	J.W. Childs Associates, L.P., its manager

By:	J.W. Childs Associates, Inc., its general partner

By:	/s/ Todd A. Fitzpatrick

Name: Todd A. Fitzpatrick
Title: Secretary

JWC MATTRESS HOLDINGS, LLC

By:	/s/ David Fiorentino

Name: David Fiorentino
Title: Authorized Person

Date: September 16, 2016